Exhibit 99.(14)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Advanced Series Trust

We consent to the use of our report dated February 26, 2016, with respect to the statements of assets and liabilities of AST Schroders Global Tactical Portfolio and AST Prudential Growth Allocation Portfolio, each a series of the Advanced Series Trust, including the schedules of investments, as of December 31, 2015, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years or periods in the five-year period then ended, incorporated by reference herein and to the references to our firm under the headings “Financial Highlights” and “Exhibit A: Plan of Reorganization” in the prospectus/proxy statement.

New York, New York

November 18, 2016